June 3, 2011

Re:	Hitachi, Ltd. Form 20-F for Fiscal Year Ended March 31, 2010 Filed June 29, 2010 File No. 001-08320

Mr. Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter as a supplement to our May 13, 2011 response to comments received from the Staff via a letter dated March 15, 2011 relating to the Form 20-F of Hitachi, Ltd. (the “Company”) for the fiscal year ended March 31, 2010, filed on June 29, 2010.

Regarding this supplemental response to the Staff’s comments, the Company recognizes and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff’s outstanding comments. For your convenience, we have restated the Staff’s comments in italicized type and have followed each comment with our response thereto.

General

4.
You disclose on page A-33 of your Form 20-F that you sell products in Latin America and the Middle East, regions generally understood to include Cuba, Iran, Sudan, and Syria. Further, we note the disclosure on your website that you have dealer shops and service centers in Iran and Syria. In addition, we are aware of a March 2008 news report that you would participate in the modernization of the Carlos Manuel de Céspedes thermal power plant in Cuba. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and assets or export controls. Please describe to us your past, current, and any anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, distributors, dealers, or other direct or indirect arrangements, since your letter to us dated July 12, 2007. Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Mr. Terence O’Brien	2	June 3, 2011
Securities and Exchange Commission

As noted in our response to similar comments received from the Staff in 2007, we have de minimis contacts with Cuba, Iran, Sudan and Syria (the “T-4 Countries”). Combined total revenues attributable to the T-4 Countries were approximately ¥11.4 billion ($137 million),1 ¥14.5 billion ($156 million) and ¥11.9 billion ($121 million) for the years ended March 31, 2011, 2010 and 2009,2 respectively, constituting approximately 0.1% to 0.2% of our consolidated revenues for each of these periods. All taxes due in relation to our sales in T-4 Countries have been and are paid by local purchasers and not by us.3 We do not believe that our operations relating to the T-4 Countries, either individually or in the aggregate, constitute a material investment risk to our security holders.4

1 Dollar amounts have been converted at the rate of ¥83 per dollar, ¥93 per dollar and ¥98 per dollar for the years ended March 31, 2011, 2010 and 2009, respectively.

2 Please note that due to the proximity between the date of this letter and the end of our most recent fiscal year, interim revenue figures (as requested by the Staff) are unavailable.

3 We also make certain de minimis payments to the governments of the T-4 Countries in the ordinary course of business, including visa application fees for employees visiting Cuba or Iran on business trips.

4 In addition to the other contacts described in this letter, in conducting pre-acquisition due diligence in connection with a recent acquisition by one of our subsidiaries, we discovered that the target company, which is now our subsidiary, engaged in sales transactions involving the T-4 Countries. Specifically, prior to its acquisition by our subsidiary, the target company engaged in sales of medical diagnostic equipment. Such equipment was manufactured in Japan with U.S. content possibly exceeding the permissible parameters for de minimis U.S. content. The target company submitted notifications of voluntary disclosure of potential issues related to these transactions to both the Office of Foreign Assets Control (“OFAC”) and the Bureau of Industry and Security’s Office of Export Enforcement (“OEE”) in March 2011. An internal review of these transactions is underway, and, once completed, a full report summarizing the findings of the review will be submitted to OFAC and OEE.

Mr. Terence O’Brien	3	June 3, 2011
Securities and Exchange Commission

The following paragraphs provide further detail regarding our past, present and anticipated contacts with each of the T-4 Countries, as requested in the Staff’s comments.5 Other than as described below, we anticipate that our contacts with the T-4 Countries will not change significantly.

Cuba

Our total revenues attributable to Cuba were ¥0.2 billion ($3 million), ¥0.6 billion ($6 million) and ¥1.4 billion ($14 million) for the years ended March 31, 2011, 2010 and 2009, or less than 0.02% of our consolidated revenues in each period. These revenues derived primarily from the modernization of the Carlos Manuel de Céspedes thermal power plant noted by the Staff in its comments and the sale of forklift trucks and commercial air conditioning equipment.

The Carlos Manuel de Céspedes thermal power plant was built by Hitachi in 1979. In connection with the modernization project, we, through our consolidated subsidiary Hitachi High-Technologies Corporation (“HHT”), supply turbines, boilers, generators, control systems and other components. The project is governed by a contract between HHT and Energoimport, a power generation equipment import-export company owned and operated by the Cuban government, and is subject to standard commercial terms. Revenues from the modernization project amounted to approximately ¥0.1 billion ($1 million), ¥0.05 billion ($0.5 million) and ¥1.0 billion ($10 million) for the years ended March 31, 2011, 2010 and 2009, respectively, or less than 0.02% of our consolidated revenues in each year.

Since 1975, HHT has maintained a small office in Havana, Cuba for the primary purposes of providing sales support and information collection functions to HHT management. During the fiscal years ended March 31, 2011, 2010 and 2009, HHT employed, through a staffing company owned by the Cuban government, a single Cuban national who lacks independent approval authority. A portion of the employee’s monthly salary is deducted by the staffing company as an agent fee. The office premises are rented from a real estate joint venture operated in part by the Cuban government. The amounts payable with respect to both the agent fee and office rental are negligible. Aside from the Havana office, HHT maintains no assets or liabilities in Cuba.

5 We note that the reference to sales in Latin America and the Middle East on page A-33 of our 2010 Form 20-F is related to the sales activities of our equity-method affiliate, Renesas Electronics Corporation. We have confirmed with the management of Renesas Electronics Corporation that it has had no contacts with the T-4 Countries.

Mr. Terence O’Brien	4	June 3, 2011
Securities and Exchange Commission

Iran

Our total revenues attributable to Iran were ¥10.7 billion ($129 million), ¥13.2 billion ($142 million) and ¥9.8 billion ($100 million) for the years ended March 31, 2011, 2010 and 2009, or approximately 0.1% of our consolidated revenues in each period.

These revenues derived primarily from the sale of gas turbines and related products, construction machinery and seawater intake equipment by us and by certain of our subsidiaries. Revenues were also generated from the retail sale of consumer electronics and appliances, such as refrigerators, air conditioning systems, vacuum cleaners and flat-panel television sets. These retail sales were made by retailers who themselves purchased our products from independent wholesalers. A portion of our sales of gas turbines and related products and seawater intake equipment was made to entities controlled by the Iranian government. Since the enactment of the Comprehensive Iran Sanctions, Accountability and Divestment Act (“CISADA”) in July 2010, neither we nor our subsidiaries have made any equipment sales to Iranian or other entities for use in the Iranian energy sector that should cause Hitachi or any of its subsidiaries to be subject to sanctions under the Iran Sanctions Act (as amended by CISADA, the “ISA”).

In response to the enactment of CISADA and further sanctions levied against Iran by the Japanese government, we have adopted a new corporate policy with respect to contacts with Iran. This new policy has three principal elements:

•	No future acceptance of orders for energy-related products that would constitute sanctionable activity under the ISA;

•
Consultation with the Japanese Ministry of Economy, Trade and Industry (“METI”) to determine whether it is appropriate to fulfill orders for energy-related products placed prior to the enactment of CISADA (including where the value of such transactions does not exceed the relevant monetary thresholds under the ISA); and

•
Careful management review of all transactions involving Iran, including transactions unrelated to the energy sector, with respect to (i) the intended use of the products, (ii) customer identification, including parents and affiliates, (iii) transaction value, (iv) the potential for diversion or dual-use, (v) whether the transaction is related to the production or refining of oil or natural gas and (vi) the location to which products are to be delivered.6 Management reviews all transactions with reference to these criteria, and consultation with METI as discussed above does not necessarily imply that a given transaction will proceed.

6 As discussed below, all transactions involving Iran are further scrutinized by our Export Control Division using these same criteria.

Mr. Terence O’Brien	5	June 3, 2011
Securities and Exchange Commission

In addition, we have established a monitoring system whereby our Export Control Division reviews in advance all Iran-related transactions by any group company based on the criteria set forth in the third bullet point above. If the Export Control Division concludes that the reported transaction may involve activities targeted by the ISA, it requires the relevant group company to refrain from such transaction. Group companies are prohibited from engaging in Iran-related transactions that have not been approved by the Export Control Division. These monitoring efforts are in addition to those described in our response to similar comments received from the Staff in 2007.

We do not maintain any assets or liabilities in Iran.

Sudan

Our total revenues attributable to Sudan were ¥0.04 billion ($0.4 million), ¥0.05 billion ($0.6 million) and ¥0.1 billion ($2 million) for the years ended March 31, 2011, 2010 and 2009, or less than 0.01% of our consolidated revenues in each period. Such revenues were derived primarily from the sale of construction machinery, forklift trucks and consumer electronics and appliances. We do not maintain any assets or liabilities in Sudan.

Syria

Our total revenues attributable to Syria were ¥0.3 billion ($4 million), ¥0.5 billion ($6 million) and ¥0.4 billion ($5 million) for the years ended March 31, 2011, 2010 and 2009, or less than 0.01% of our consolidated revenues in each period. Such revenues were derived primarily from the sale of forklift trucks, skid-steer loaders, construction machinery, compressors, spare parts for gas turbines and consumer electronics and appliances, such as refrigerators, air conditioners, washing machines and vacuum cleaners, by retailers who purchased our products from independent wholesalers.

We do not maintain any assets or liabilities in Syria.

Mr. Terence O’Brien	6	June 3, 2011
Securities and Exchange Commission

5.
Please discuss the materiality of your operations in, and other contacts with, Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Please see our response to the preceding comment for quantitative information regarding our contacts with the T-4 Countries. The portion of our revenues derived from these contacts is insignificant in terms of our consolidated revenues, and we believe they are quantitatively immaterial to our business, financial condition and results of operations.

Likewise, from a qualitative perspective, we do not believe that our contacts with the T-4 Countries, either individually or in the aggregate, amount to the level of materiality that would affect the investment decisions of a reasonable investor. Sales to these countries by us and our subsidiaries consist largely of power plants, equipment for industrial plants, construction machinery, consumer goods and home appliances as noted in our response to the preceding comment. Moreover, since the enactment of CISADA in July 2010, neither we nor our subsidiaries have made any equipment sales to Iranian or other entities for use in the Iranian energy sector that should cause Hitachi or any of its subsidiaries to be subject to sanctions under the ISA.

As discussed in our response to similar comments received from the Staff in 2007, we maintain several layers of review over sales to the T-4 Countries to prevent our products from being sold into the T-4 Countries for military use. In addition, our internal rules require our subsidiaries to comply with applicable Japanese and U.S. regulations, as well as the applicable export regulations of the other countries in which we operate. Compliance with these rules is monitored internally through periodic audits.

Mr. Terence O’Brien	7	June 3, 2011
Securities and Exchange Commission

As noted in our response to similar comments received from the Staff in 2007, we do not believe that a reasonable investor would find it surprising that a large multinational company such as Hitachi has sales throughout the world, including in the T-4 Countries, or that such an investor would be concerned by the minimal and lawful business activities detailed herein. Certain of these activities have been disclosed or described publicly, including through media reports and on our website. To our knowledge, our reputation and share value have not suffered any detrimental effects due to reports of these permissible activities.

Based on the foregoing, and in particular because (i) the size and nature of our activities in the T-4 Countries are de minimis; (ii) our sales to the T-4 Countries are subject to export regulations both in Japan and abroad; (iii) a reasonable investor would likely not be surprised to discover that certain of our products and services are sold into the T-4 Countries, as such products and services do not contribute to the ability of the T-4 Countries to sponsor terrorism and are otherwise typical of products sold into developing nations; and (iv) we do not sell military or dual-use products into the T-4 Countries, we do not believe our contacts with the T-4 Countries are material from either a qualitative or quantitative perspective.

*     *     *

Mr. Terence O’Brien	8	June 3, 2011
Securities and Exchange Commission

Please contact Theodore A. Paradise or Michael Dunn of Davis Polk & Wardwell LLP, our U.S. legal counsel, at +81-3-5561-4421, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Senior Vice President and Executive Officer Hitachi, Ltd.

cc:	Theodore A. Paradise Michael T. Dunn C. Wallace DeWitt Miles E. Hawks Davis Polk & Wardwell LLP Hitoshi Matsuoka Ernst & Young ShinNihon LLC Jackson Day Ernst & Young LLP, New York